Exhibit 12.1
Kansas City Southern de México, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges
(in millions of U.S. dollars, except ratio data)

	Successor								Predecessor
	Six Months						Nine Months		Three Months
	ended			Year ended			ended		Ended	Year ended
	June 30,			December 31,			December 31		March 31,	December 31,
	2009		2008	2008	2007	2006	2005		2005	2004
	(Unaudited)
Earnings:
Income (loss) before income taxes and minority interest	$(23.4)		$86.4	$118.0	$128.5	$80.4	$86.0		$(0.5)	$(4.1)
Equity Method	0.3		(4.3)	(7.4)	(5.7)	(5.9)	1.5		—	(0.1)
VAT/PUT Settlement	—		—	—	—	—	(141.0)		—	—
Interest expenses	51.4		41.5	83.4	81.9	92.9	70.4		25.6	102.7
Amortization of capitalized expense	1.7		1.6	3.2	3.5	3.5	1.8		1.6	7.0
Portion of rents representative of an appropriate interest factor (1)	10.1		10.6	21.2	21.4	20.9	15.0		4.6	18.0

Income (loss) before income taxes and minority interest Adjusted	$40.1		$135.8	$218.4	$229.6	$191.8	$33.7		$31.3	$123.5

Fixed charges:
Interest expenses	51.4		41.5	83.4	81.9	92.9	70.4		25.6	102.7
Amortization of capitalized expense	1.7		1.6	3.2	3.5	3.5	1.8		1.6	7.0
Capitalized interest	—		—	0.6	—	—	—		—	—
Portion of rents representative of an appropriate interest factor (1)	10.1		10.6	21.2	21.4	20.9	15.0		4.6	18.0

Total fixed charges	$63.2		$53.7	$108.4	$106.8	$117.3	$87.2		$31.8	$127.7

Ratio of earnings to fixed charges	N/A	*	2.5	2.0	2.1	1.6	N/A	*	1.0	1.0

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.1 million and $53.5 million, respectively.

(1)	Rents represent one-third of rents expense.